UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Titan Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

888314101

(CUSIP Number)

Lauren Farrell
Senior Vice President, Finance
Apple Tree Partners
230 Park Avenue, Suite 2800
New York, NY 10169 USA
1.212.468.5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 888314101	13D	Page 2 of 4 Pages

Schedule 13D

Item 1.    Security and Issuer.

This Amendment No. 3 ("Amendment No. 3") to Schedule 13D amends the Schedule 13D originally filed, as previously amended by Amendment No. 1 and Amendment No. 2 (the "Schedule 13D") relating to the common stock, $0.001 par value (the "Common Stock") of Titan Pharmaceuticals, Inc. (the "Issuer") having its principal executive office at 400 Oyster Point Blvd., Suite 505, South San Francisco, California 94080.

Certain terms used but not defined in this Amendment No. 3 shall have the meanings assigned thereto in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D.

Item 2.    Identity and Background.

This statement is being filed by Apple Tree Partners IV, L.P. ("ATP IV"), Braeburn Pharmaceuticals, Inc. ("Braeburn"), ATP III GP, Ltd. ("ATP GP") and Seth L. Harrison ("Harrison" and, together with ATP IV, Braeburn and ATP GP, the "Reporting Persons").    Braeburn may be deemed to be controlled by ATP IV.  ATP GP is the sole general partner of ATP IV. Harrison is the sole owner and director of ATP GP and a director of Braeburn.

The principal business of ATP IV is to make, hold and dispose of equity and equity-related investments.  The principal business of Braeburn is the development and marketing of pharmaceuticals.  The principal business of ATP GP is to act as the sole general partner of ATP and certain other investment entities.  The principal business of Harrison is to manage the other reporting entities and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ATP IV is a Cayman Islands exempted limited partnership.  Braeburn is a Delaware corporation.  ATP GP is a Cayman Islands exempted company.  Harrison is a citizen of the United States.

Item 4.    Purpose of Transaction.

Not applicable.

Item 5.    Interest in Securities of the Issuer.

Each of the Reporting Persons ceased to own beneficially five percent (5%) or more of the Issuer's Common Stock.

Item 7.    Material to be Filed as Exhibits.

Exhibit 99.1 – Agreement regarding filing of joint Schedule 13D.

CUSIP No. 888314101	13D	Page 3 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     June 28, 2016

Braeburn Pharmaceuticals, Inc.

By: /s/ Marshall Woodworth
       Marshall Woodworth
       Chief Financial Officer

Apple Tree Partners IV, L.P.

By:	ATP III GP, Ltd.
General Partner

By: /s/ Seth L. Harrison
       Seth L. Harrison
       Director

ATP III GP, Ltd.

By: /s/ Seth L. Harrison
       Seth L. Harrison
       Director

/s/ Seth L. Harrison
Seth L. Harrison

CUSIP No. 888314101	13D	Page 4 of 4 Pages

EXHIBIT 99.1
AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Titan Pharmaceuticals, Inc.

Date:     June 28, 2016

Braeburn Pharmaceuticals, Inc.

By: /s/ Marshall Woodworth
       Marshall Woodworth
       Chief Financial Officer

Apple Tree Partners IV, L.P.

By:	ATP III GP, Ltd.
General Partner

By: /s/ Seth L. Harrison
       Seth L. Harrison
       Director

ATP III GP, Ltd.

By: /s/ Seth L. Harrison
       Seth L. Harrison
       Director

/s/ Seth L. Harrison
Seth L. Harrison